SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayers’ ID (CNPJ) 01.545.826/0001-07

Corporate Registry ID (NIRE) 35.300.147.952

Public-Held Company

Minutes of the Meeting of the Board of Officers

held on December 18, 2012

1. Date, Time and Location: On the 18th day of the month of December 2012, at 2:00pm, at the head-offices of Gafisa S.A. ("Company" or "Issuer"), in the city of São Paulo, State of Sao Paulo, at Avenida das Nações Unidas, No. 8.501, 19th floor.

2. Call Notice and Attendance: Call Notice dismissed as all members of the Company’s Board of Officers attended the meeting, the instatement and approval quorum were verified.

3. Composition of the Board: Chairman: Alceu Duilio Calciolari. Secretary: Renata de Carvalho Fidale.

4. Order of the Day: To deliberate regarding (i) approval of the third (3rd) issuance, in single series, of the Company’s commercial papers (notas promissórias comerciais) for public distribution with restricted placement efforts, with firm commitment, under Rule No. 134, of November 1st, 1990, as amended, from Brazilian Securities Commission (Comissão de Valores Mobiliários (“CVM Rule 134” and “CVM”, respectively) and in accordance with the procedures set forth in Rule No. 476, of January, 16, 2009, as amended ( “CVM Rule 476”, “Issuance”, and “Offering” respectively); and (ii) authorize the Officers of the Company to: (a) retain services providers for the Issuance, including the Lead Underwriter, the Trustee (banco mandatário), the legal counsels and other entities which may be necessary; and (b) negotiate and execute all documents, including, but not limited to, amendments to such documents, and perform all acts necessary to implement the Issuance.

5. Deliberations: It was deliberated, by unanimity of the Officers present at the meeting and without any restrictions, considering that, in accordance with Article 23 of the By-Laws of the Company, such Officers have powers to:

5.1. To approve the Issuance and the Commercial Papers, subject to the following conditions:

(a) Number of Issuance: The Offering represents the Third (3rd) issuance of the Company’s commercial papers (notas promissórias comerciais) for public distribution with restricted placement efforts, in accordance with CVM Rule 476.

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(b) Value of the Issuance: The total amount of the Issuance will be eighty million Reais (R$80,000,000.00), on the Issuance Date (as defined below).

(c) Issuance date: For all intents and purposes, the Issuance Date of the Commercial Papers shall be the date of the effective subscription and payment (“Issuance Date”).

(d) Number of series: The Issuance will be placed in single series.

(e) Amount of Commercial Papers: Eight (8) Commercial Papers.

(f) Par Value of the Commercial Papers: Ten million Reais (R$ 10,000,000.00)  (“Par Value”).

(g) Form and Ownership: The Commercial Papers will be issued physically, in cartulary form and be deposited with the Trustee (as defined below). For all intents and purposes, the ownership of the Commercial Papers shall be evidenced by the possession of the Commercial Papers’ Deed. Additionally, it will be recognized as receipt of ownership, with regard to Commercial Papers registered electronic with CETIP 21, the statement in the name of the holders of the Commercial Papers issued by CETIP.

(h) Guarantee: The Commercial Papers are unsecured.

(i) Monetary adjustment and Remuneration: The Par Value of the Commercial Papers will not be monetarily adjusted. The Commercial Papers shall be entitled to a remuneration upon the Par Value, to be paid on the Due Date, equivalent to one hundred and twenty five percent (125%) of the daily average rate of overnight interest of Interbank Deposits – ID, “over extra grupo”, expressed in a percentage form by year, base two hundred and fifty two (252) business days, calculated and published daily by CETIP S.A. – Organized Markets (“CETIP”) in the daily informative, available in the internet website page (http://www.cetip.com.br) (“DI Rate”), calculated in exponential and cumulative form “pro rata temporis”, for business days, from the Issuance Date upon its effective payment, either the date of early redemption, early termination or the Due Date, according to the the “Notebook of Formulas for Commercial Papers and Duties – of CETIP 21” available for consultation in the website www.cetip.com.br (“Remuneration”), according to the formula set forth in the respective deeds.

(j) Term and Due Date: The maturity date of the Commercial Papers will be of up to three hundred and sixty (360) consecutive days as from the Issuance Date (“Due Date”).

(k) Principal Amortization and Payment of Remuneration: The Par Value shall be fully paid on the Due Date. The Remuneration will be due every ninety (90) days, as from the Issuance Date up to the Due Date or, as the case may be, on the date of the Mandatory Early Redemption of the Commercial Papers, along with the payment of the Par Value.

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(l) Placing and Negotiation: The Commercial Papers shall be registered for the distribution in the primary market and negotiation in the secondary market, respectively, by the SDT – Distribution Module (“SDT”) and of CETIP 21 Module – Equity (“CETIP 21”), both managed by CETIP, being the distribution and negotiations cleared according to the procedure of CETIP. The Commercial Papers shall only be traded in the secondary market securities after ninety (90) days as of the Issuance Date according to articles 13 and 15 of the CVM Rule 476 and only between Qualified Investors and considering the compliance of the Company’s obligations set forth in article 17 of the CVM Rule 476.

(m) Payment Place: The payments of the Commercial Papers will be made in accordance with the procedures of CETIP, to the Commercial Papers under electronically custody in CETIP 21, or, to the holders of the Commercial Papers that are not bound to the aforementioned system, at the Company headquarters or by the Mandatory Bank

(n) Extension of term: The terms related to any monetary duties relative to the Commercial Papers shall be extended, until the first subsequent business day, if the due date coincides with a day that is not a business day in the payment place of the Commercial Papers and in the city of São Paulo, State São Paulo, without any increase to the amounts to be paid, except for the cases that payments shall be made by CETIP, event in which there shall only be extension of payment term when the payment date match a national holiday, Saturday or Sunday.

(o) Payment form: The Commercial Papers shall be paid upon subscription, in national currency, by the Par Value, pursuant to CETIP’s procedures.

(p) Early Redemption of the Commercial Papers: Subject to the provisions set forth in article 7, second paragraph, of CVM Rule 134, the Issuer may redeem the totality of the Commercial Papers, and therefore the partial redemption is not permitted under the Offering, at any time after the Issuance Date (“Issuer’s Optional Early Redemption”), provided that the following procedures are observed: (i) prior notice, in writing, of ten (10) consecutive days following the date of the respective Issuer’s Optional Early Redemption, to the holders of the Commercial Papers; and (ii) prior notice, in writing, to CETIP with, at least, 2 (two) business days from the date of the respective Issuer’s Optional Early Redemption, informing the date, the place of payment and redemption proceedings and, regarding the Commercial Papers registered electronically with CETIP, the redemption will follow the CETIP procedures. The value of the Issuer’s Optional Early Redemption due by the Issuer will be equivalent to the Par Value, increased by the Remuneration and other charges due and not paid until the effective date of the Issuer’s Optional Early Redemption, not being due any additional amount from the Issuer to the holders of the Commercial Papers. The Issuer’s Optional Early Redemption implies in the discontinuance of the Commercial Papers, being prohibited its holding in treasury, as provided in article 7, third paragraph, of CVM Rule 134. For purposes of the article 7, second paragraph, of CVM Rule 134, the subscription or purchase of Commercial Papers require the express consent of the respective subscriber or purchaser, with the possibility of the Issuer, at any time and at its sole discretion, proceed, unilaterally, with the Issuer’s Optional Early Redemption of the Commercial Papers, as provided above.

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(q) Mandatory Early Redemption: All the Commercial Papers shall be redeemed in advance in case of occurrence of any Mandatory Early Redemption set forth in the Commercial Papers’ Deed. For effectiveness of the Mandatory Early Redemption, the following proceedings shall be observed: (i) prior notice, in writing, within twenty four (24) hours following the call notice and/or approval (where applicable) of the corporate body competent to approve any of the events mentioned in the Commercial Paper’s Deed, even if later formal approval is required; (ii) definition by the Issuer and the holders of the Commercial Papers, in satisfactory terms and at sole discretion of the holders of the Commercial Papers, of the date and place of payment of the Mandatory Early Redemption of the Commercial Papers, given that the date of payment shall be set as a date after the settlement of any of the events set forth in the Commercial Paper’s Deed provided that, in no event, such date shall be a date later than the original due date of the Commercial Papers, and (iii) prior notification, in writing, to CETIP with, at least, two (2) business days from the date of such redemption, informing the date, the place of payment and redemption proceedings and, regarding the Commercial Papers registered electronic in the CETIP, the redemption shall follow the CETIP procedures. The value of the Mandatory Early Redemption of the Commercial Papers due by the Issuer will be equivalent to the Par Value, increased by the Remuneration and other charges due and not paid until the effective date of the Mandatory Early Redemption. After the approval of the satisfactory terms of the Mandatory Early Redemption, the procedures for the Mandatory Early Redemption of the Commercial Papers registered electronic in the CETIP shall be the same used on item (p), above.

(r) Underwriters: The financial institution retained to coordinate and carry out the public offering with placement restricted efforts is Banco Citibank S.A. (“Lead Underwriter”).

(s) Placing Policy: The Commercial Papers shall be subject to public offering with restricted placement efforts by the Lead Underwriter, with firm placement commitment according the Distribution Agreement with Restricted Selling Efforts, of the third issuance of Commercial Papers of Gafisa S.A.

(t) Early Termination: The early termination of the Commercial Papers may be declared by its holders upon the occurrence of any of the early termination events set forth in the Commercial Papers’ Deed.

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(u) Use of Proceed: The amounts raised with the public offering of the Commercial Papers shall be used by the Company for working capital purposes.

(v) Mandatory Bank and Agent Bank Notes: The Commercial Papers shall be maintained deposited with the Banco Bradesco SA, provider of trustee services for the Commercial Papers ("Trustee"). No agent representing the holders of the Commercial Papers shall be contracted.

5.2. In accordance with article 33 of the Company’s By-Laws, the Directors of the Company, with the object to carry out the Issuance, are hereby authorized to: (i) retain service providers of the Issuance, including the Lead Underwriter, the Trustee, the legal counsels and other entities which may be necessary; and (b) negotiate and execute all documents, including, but not limited to, amendments to such documents, and practice all acts necessary to implement the Issuance.

5.3. Closure: Nothing further to discuss this minute was read, approved and signed by the parties presents. Signatures: Alceu Duilio Calciolari (Chairman), Renata de Carvalho Fidale (Secretary). Officers: Alceu Duilio Calciolari, André Bergstein, Sandro Rogério da Silva Gamba, Luiz Carlos Siciliano, Fernando Cesar Calamita e Rodrigo Ferreira Coimbra Pádua.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

Renata de Carvalho Fidale
Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 19, 2012

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer